Mayer Brown LLP

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Chicago, Illinois 60606-4637

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www.mayerbrown.com

May 27, 2016

Katherine Hsu

Office Chief

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Re:	Nissan Wholesale Receivables Corporation II

Registration Statement on Form SF-3

File No. 333-210906

Dear Ms. Hsu:

On behalf of Nissan Wholesale Receivables Corporation II (the “Depositor”), and in response to the letter (the “Comment Letter”) dated May 20, 2016 with respect to the above-captioned Registration Statement on Form SF-3 (the “Registration Statement”) from the staff of the Securities and Exchange Commission (the “Staff”) to the Depositor, the Depositor is submitting herewith, electronically via EDGAR, Amendment No. 1 to the Registration Statement (the “Amended Registration Statement”) on Form SF-3. For your convenience, we are delivering to you via email a copy of this letter, together with a copy of Amendment No. 1 that has been marked to show the changes from the Registration Statement as filed on April 25, 2016, as well as a clean copy of Amendment No. 1 and the exhibits filed therewith.

The Depositor’s responses to the Comment Letter are set forth below. For ease of reference, the Staff’s comments have been repeated below in bold. Please note that the page references in our responses below refer to the marked copy of Amendment No. 1. Unless otherwise noted, “we,” “us” and similar terms refer to the Depositor, in its capacity as the registrant and the depositor under Regulation AB.

Form of Prospectus

General

1.	Please confirm that the depositor or any issuing entity previously established, directly or indirectly, by the depositor or any affiliate of the depositor have been current with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class. Please refer to General Instruction I.A.2. of Form SF-3.

Mayer Brown LLP operates in combination with other Mayer Brown entities (the “Mayer Brown Practices”), which have offices in North America,Europe and Asia and are associated with Tauil & Chequer Advogados, a Brazilian law partnership.

Response

We confirm that the depositor and the only issuing entity previously established by the depositor with respect to asset-backed securities involving the same asset class, namely, a revolving pool of floorplan receivables, have been current and timely with Exchange Act reporting during the last twelve months.

2.	Please confirm that delinquent and/or status assets will not constitute 20% or more, as measured by dollar volume, of the asset pool as of the measurement date. Refer to General Instruction I.B.1(e) of Form SF-3.

Response

We confirm that delinquent and/or status assets will not constitute 20% or more, as measured by dollar volume, of the asset pool as of the measurement date.

3.	Please confirm that you will make all necessary revisions to your transaction documents to reflect the changes made throughout your prospectus in response to our comments.

Response

We confirm that we have made all necessary revisions to the transaction documents to reflect the changes made throughout the prospectus in response to your comments and revised exhibits have been filed with the Amended Registration Statement as appropriate.

Cover Page

4.	We note your bracketed disclosure beginning on page 93 regarding a possible interest rate cap or swap agreement. Please include a placeholder on the cover page of the prospectus for a brief description of the interest rate cap or swap agreement and the identity of the counterparty. Refer to Item 1102(h) of Regulation AB.

Response

We have revised the cover pages of the prospectus to include a placeholder for a brief description of the interest rate cap or swap agreement and the identity of the counterparty.

Risk Factors

Geographic concentration of the dealers from which receivables are originated may increase the risk of loss on your Series 20[●]-[●] notes, page 30

5.	We note your risk factor that the trust portfolio contains a high concentration of dealers located in certain states and that events in those states may adversely affect the delinquency, credit loss or repossession experience of the issuing entity. Please include bracketed disclosure indicating that, if 10% or more of the pool assets are or will be located in any one state, you will disclose economic or other factors specific to such state that may materially impact the pool. Refer to Item 1111(b)(14) of Regulation AB.

Response

We have revised the disclosure on pages 38-39 of the prospectus to include bracketed disclosure indicating that if 10% or more of the pool assets are located in any one state, we will disclose economic or other factors specific to such state that may materially impact the pool as required by Item 1111(b)(14) of Regulation AB.

The Asset Representations Reviewer, page 44

6.	Please revise your disclosure to state that, when the asset representations reviewer resigns, is removed or is substituted, such information will be provided to investors in a timely Form 10-D filing.

Response

We have revised the disclosure on page 54 of the prospectus to state that when the asset representations reviewer resigns, is removed or is substituted, such information will be provided to investors in a timely Form 10-D filing.

The Trust Portfolio

Static Pool Information Regarding the Trust Portfolio, page 55

7.	Please revise to include bracketed disclosure that indicates how the assets in the pool differ from the static pool. Refer to Item 1105 of Regulation AB.

Response

We have revised the disclosure on page 64 to include a placeholder for information regarding how the assets in the pool underlying the securities being offered differs from the static pool data presented.

Review of Pool Assets, page 59

8.	We note your statement that third parties will assist in the review of the assets. Please confirm that, if you or an underwriter obtain a due diligence report from a third-party provider, you or the underwriter, as applicable, will furnish a Form ABS-15G with the Commission at least five business days before the first sale in the offering making publicly available the findings and conclusions of any third-party due diligence report you or the underwriter have obtained. See Section II.H.1 of the Nationally Recognized Statistical Rating Organizations Adopting Release (Release No. 34-72936).

Response

We confirm that if we or an underwriter obtain a due diligence report from a third-party provider, we or the underwriter, as applicable, will furnish a Form ABS-15G with the Commission at least five business days before the first sale in the offering making publicly available the findings and conclusions of any third-party due diligence report that we or the underwriter obtained in accordance with the requirements of Rule 15Ga-2 of the Exchange Act.

Asset Representations Review, page 59

9.	We note your statement that “[t]he asset representations reviewer will be responsible for performing a review of certain Receivables for compliance with the Eligibility Requirements when the asset review conditions have been satisfied.” Please revise to clarify whether this is referring to the Subject Assets defined on page 60 or some other receivables.

Response

We have revised the disclosure on page 69-70 of the prospectus to clarify that the asset representations reviewer will be responsible for performing a review of the “Subject Assets” defined on page 70.

Asset Review Voting, page 60

10.	We note that the Payment Date Statement delivered by the servicer on each determination date will disclose whether the Status Trigger has occurred and that investors may initiate a vote to determine whether the asset representations reviewer should conduct a review by providing written notice to the indenture trustee within 90 days after the filing of the Form 10-D disclosing the occurrence of the Status Trigger. On page 153, you define “Payment Date Statement” to mean a report prepared by the servicer and forwarded to the paying agent for distribution to noteholders on each payment date. It is unclear from your disclosure when the occurrence of the Status Trigger will be included in the Form 10-D to provide investors with notice of such event and begin the 90-day voting period. Please revise your prospectus disclosure and transaction documents where necessary to clarify how the investors will be notified of the occurrence of the Status Trigger. If investors will be notified by the filing of a Form 10-D, please also revise to clarify which party will be responsible for including the occurrence of the Status Trigger in the Form 10-D.

Response

We have revised the disclosure on page 70 of the prospectus to clarify that the Payment Date Statement disclosing the occurrence of a Status Trigger will be filed by the depositor as an exhibit to the Form 10-D with respect to the related Collection Period.

11.

We note that the vote for an asset representations review will remain open until the 120th day after the filing of the Form 10-D reporting the occurrence of the trigger. We also note that the demand for a noteholder vote must occur within [90] days after the filing of the Form 10-D reporting the occurrence of the delinquency trigger. Because the Form 10-D is the primary mechanism by which the applicable voting procedures and voting deadline are communicated to noteholders, it is not clear to us that your time limitation provides noteholders with the time necessary to evaluate whether the trigger event warrants calling for a vote to direct a review and to communicate with other noteholders about exercising this review. We note that the Form 10-D is required to be filed within 15 days after a required distribution date, and the distribution date is typically two weeks after the end of a reporting period. Please revise or provide us with your analysis why you believe 120 days after the filing of the Form 10-D reporting the occurrence of the delinquency trigger, especially in light of the [90]-day threshold to demand for noteholder vote, is sufficient time for investors to cast a vote taking into account these procedures and timelines.

Response

We have revised the disclosure on page 71 of the prospectus to indicate that the vote will remain open until the 150th day after the filing of 10-D disclosing that the Status Percentage exceeds the Status Trigger. This revision will provide investors with sufficient time to exercise their right to vote if the requisite percentage of investors have called for a vote. Set forth below is an illustration of the relevant timing and procedures related to initiating and conducting a vote, assuming that the Status Percentage exceeds the Status Trigger (a “Trigger Event”) for the May Collection Period:

June 15	Depositor files Form 10-D disclosing a Trigger Event (Day 1)

June 15 – July 31	Investor has opportunity to send a request to the depositor notifying the depositor that the investor would like to communicate with other investors with respect to an exercise of their rights. (Days 1 to 46)

July 15 or August 15	Any request from an investor to communicate must be included in the Form 10-D for the related Collection Period in which such request was received (i.e., the Form 10-D filed July 15th, if the request was received in June, and the Form 10-D filed August 15th, if the request was received in July). (Day 30 or Day 60)

July 16 – August 15 or August 15 – September 15	Investors have had opportunity to communicate, and investors holding at least 5% of the aggregate outstanding principal balance of the notes may elect to initiate a vote by notifying the indenture trustee of their desire in writing within 90 days of Trigger Event. (Day 90)

August 15 – October 14	Indenture trustee submits to the noteholders the question of whether the asset representations reviewer should conduct a review of the Subject Assets and investors have the ability to vote for or against a review. (Days 90 to 150)

We believe that these time periods are sufficient to provide the investors with an opportunity to consider whether to initiate an Asset Review while taking into account the desire of the transaction parties to determine in a timely manner whether an Asset Review will be conducted.

12.	Please revise to clarify that notes held by the sponsor or servicer, or any affiliates thereof, are not included in the calculation for determining whether 5% of investors have elected to initiate a vote. Refer to Section V.B.3(a)(2)(c)(i)(b) of the Asset-Backed Securities Disclosure and Registration Adopting Release (Release Nos. 33-9638; 34-72982) (the “Regulation AB II Adopting Release”) (stating “the maximum percentage of investors’ interest in the pool required to initiate a vote may not be greater than 5% of the total investors’ interest in the pool (i.e., interests that are not held by affiliates of the sponsor or servicer)”).

Response

We have revised the disclosure on page 71 of the prospectus to clarify that notes held by the sponsor or servicer, or any affiliates thereof, are not included in the calculation for determining whether 5% or investors have elected to initiate a vote.

Fees and Expenses for Asset Review, page 61

13.	We note your disclosure here that the asset representations reviewer will be paid a fee by the servicer in accordance with the asset representations review agreement. However, your disclosure on page 45 under the heading “The Asset Representations Reviewer” states that the fees and expenses of the asset representations reviewer will be paid by the sponsor. Please revise throughout as necessary to provide consistent disclosure and clarify whether NMAC will be responsible for the asset representations review fees, expenses, and indemnities in its capacity as servicer or sponsor.

Response

We have revised the disclosure on page 71 of the prospectus to clarify that the fees and expenses of the asset representations reviewer will be paid by NMAC in its capacity as sponsor.

Asset Review, page 61

14.

We note your disclosure that if a Subject Asset was included in a prior Asset Review, the asset representations reviewer will not conduct additional tests on the asset. To the extent an asset representations review was conducted previously with respect to a Subject Asset, we do not object if such asset is not included in any further asset representations reviews, unless either such asset is the subject of a representation or warranty as of a date after the completion of the prior asset representations review or the asset representations reviewer has reason to believe that a prior asset representations review was conducted in a manner that would not have ascertained compliance with a specific representation or warranty. In the absence of such limitations, we believe this is not a permissible limit on the scope of the asset representations review under General Instruction I.B.1(b) of Form SF-3. Please revise. See also Section V.B.3(a)(2)(c)(i)(b) of the Regulation AB II Adopting Release. Please also revise your transaction documents where appropriate.

Response

Our transaction documents provide only for Eligibility Representations made with respect to the Receivables as of the related cut-off date or closing date; there are no circumstances under which a Receivable could be the subject of an Eligibility Representation that speaks as of a later date. However, we have revised the disclosure on page 72 to provide that, if a Subject Asset was included in a prior Asset Review, the asset representations reviewer will only conduct additional tests on that Subject Asset if the asset representations reviewer has reason to believe that the prior Asset Review with respect to such Subject Asset was conducted in a manner that would not have ascertained compliance with one or more Eligibility Representations.

Requests to Repurchase and Dispute Resolution, page 62

15.	Please revise to clarify how the requesting party will be informed of the status of the repurchase/reassignment request.

Response

We have revised the disclosure on pages 72-73 to clarify that the requesting party will be informed of the status of the repurchase/reassignment request (i) by the sponsor in writing upon a determination that a Receivable will be reassigned or repurchased and (ii) by the Payment Date Statement, which will be filed by the depositor as an exhibit to the Form 10-D with respect to the related Collection Period, and will include disclosure of such reassignment or repurchase.

16.	Please revise your disclosure to indicate under what circumstances and on what basis the indenture trustee or owner trustee would exercise its discretion to request a repurchase/reassignment.

Response

Neither the indenture trustee nor owner trustee will be required under the transaction documents to exercise its discretion to request a reassignment or repurchase of a Receivable. The disclosure on page 73 of the prospectus makes clear that the discretion of the indenture trustee and the owner trustee, as applicable, is not subject to any requirements in the transaction documents and that there are no particular factors that the indenture trustee or owner trustee, as applicable, is required to consider as a basis for whether to exercise its discretion. As described on pages 72-73 of the prospectus, investors will have the right to request repurchases and institute dispute resolution proceedings directly, and will not need to rely upon either the indenture trustee or owner trustee exercising its discretion in order to exercise those investor rights. Further, as described on page 72, if the indenture trustee does request a repurchase on behalf of an investor, it will follow the direction of that investor with respect to any dispute resolution proceeding as well. To further enable investors to exercise their rights directly, we have revised the disclosure on page 72 to provide that, in the event of an Asset Review, the full report of the asset representations reviewer (rather than just a summary of its findings) will be filed on Form 10-D. This will give investors even more information with which to make their own decisions about requesting repurchases and pursuing dispute resolution directly, rather than relying on the indenture trustee.

Description of the Notes

Book-Entry Registration, page 71

17.	We note your statement that the information in this section concerning DTC and DTC’s book-entry system has been provided by DTC and that you have not independently verified the accuracy of the information. A disclaimer as to the accuracy of the information provided in the prospectus is not appropriate. Please delete this statement and any other similar disclaimers.

Response

We have revised the disclosure on page 81 of the prospectus to remove the disclaimer as to the accuracy of the information provided in the prospectus concerning DTC and DTC’s book-entry system.

Deposit and Allocation of Funds

[Pre-Funding Account], page 92

18.	We note your disclosure that the amount deposited from the proceeds of the sale of the notes into the pre-funding account will not be more than 50% of the proceeds of the offering. Please revise your disclosure to indicate that the pre-funding account deposit will not exceed 25% of aggregate principal receivables. Refer to Item 1101(c)(3)(ii) of Regulation AB.

Response

We have revised the disclosure on page 103 of the prospectus to indicate that the pre-funding account deposit will not exceed 25% of aggregate principal receivables.

19.	Please revise your disclosure to indicate that the subsequent receivables acquired during the pre-funding period will be subject to the depositor’s review of receivables required under Securities Act Rule 193 that is described on page 59 under “The Trust Portfolio – Review of Pool Assets.” Refer to Items 1111(a)(7) and 1111(a)(8) of Regulation AB.

Response

We have revised the disclosure on page 69 of the prospectus to indicate that any subsequent receivables acquired during the pre-funding period will be subject to the depositor’s review of receivables required under Securities Act Rule 193.

Annex I – Other Series of Securities Issued and Outstanding, page 162

20.	Please revise to explicitly incorporate this annex into the prospectus.

Response

We have revised the disclosure on page iv to explicitly incorporate all annexes and appendices into the prospectus.

Part II – Information Not Required in Prospectus

Item 15. Undertakings, page II-5

21.	Please revise to remove the undertakings under Item 512(a)(5)(ii) and Item 512(i) of Regulation S-K. Registrants offering asset-backed securities on Form SF-3 must now rely only on Securities Act Rule 430D. Refer to Section V.B.1(a)(3)(b) of the Regulation AB II Adopting Release.

Response

We have revised the undertakings to remove the undertakings required pursuant to Item 512(a)(5)(ii) and Item 512(i) of Regulation S-K.

If you have specific questions you would like to discuss, please do not hesitate to contact the undersigned at (212) 506-2170, Angela Ulum, at (312) 701-7776 or the Depositor’s in-house counsel, David M. Lundeen, at (615) 725-1664. Please communicate any remaining comments to my attention at the address and/or facsimile number above.

Sincerely,

/s/ Louis C. Shansky
Louis C. Shansky

cc:	Mark Kaczynski

David M. Lundeen